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                                                                    EXHIBIT 23.1

The Board of Directors
Beasley Broadcast Group, Inc.:

We consent to incorporation by reference in the registration statement (No. 333-40806) on Form S-8 of Beasley Broadcast Group, Inc. of our report dated February 9, 2001, relating to the combined balance sheet of Beasley Broadcast Group, Inc. as of December 31, 1999 and the accompanying consolidated balance sheet of Beasley Broadcast Group, Inc. as of December 31, 2000, and the related combined statements of operations, stockholders' equity and cash flows for each of the years in the two-year period ended December 31, 1999 and the related consolidated statement of operations, stockholders' equity and cash flows for the year ended December 31, 2000, and all related schedules, which report appears in the December 31, 2000 annual report on From 10-K of Beasley Broadcast Group, Inc.

/s/ KPMG LLP

Tampa, Florida
February 12, 2001